UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For June 25, 2003



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated June 25, 2003 -  Trading Update


                                                                    25 June 2003


              BUNZL PRE CLOSE STATEMENT AHEAD OF ANALYST MEETINGS


Bunzl plc, the international distribution and outsourcing Group, will be speaking to analysts today prior to the close period for the six months to 30 June 2003. The Company will be indicating that:

- Overall trading is expected to be in line with market estimates which take account of the impact of currency translation and the mildly dilutive effect of the sale of Paper Distribution in July 2002.

- Outsourcing Services continues to progress well. Robust volume growth has been maintained and many price increases, particularly in the US in March and April, have held reflecting sustained higher input prices to some of our suppliers. Although these increases are having a limited impact in the first half, they should reduce year on year price deflation as the year progresses.

- Filtrona is also progressing satisfactorily. Sales in both the tobacco and non-tobacco related parts of the business have grown while the anticipated cost savings as a result of the reorganisation in August 2002 have been realised.

Economic conditions in both North America and Europe remain uncertain and the persistence of the current level of the dollar is having a translation impact compared to 2002. Nevertheless the Group remains well positioned to progress satisfactorily at constant exchange rates as it continues to grow both organically and by acquisition in its chosen areas of focus.


The results for the six months to 30 June 2003 will be published on 26 August 2003.


Enquiries:

Bunzl plc:                                        Finsbury:
Anthony Habgood, Chairman                         Roland Rudd
David Williams, Finance Director                  Morgan Bone
Tel: 020 7495 4950                                Tel: 020 7251 3801




END


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  June 25, 2003                          By:__/s/ Anthony Habgood__

                                              Title:   Chairman